UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 13, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Tel Group, Inc.

File No. 0-52095 - CF#26060

China Tel Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 23, 2010.

Based on representations by China Tel Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1	through November 23, 2015
Exhibit 99.2	through November 23, 2015
Exhibit 99.3	through November 23, 2015
Exhibit 99.4	through November 23, 2015
Exhibit 99.5	through November 23, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel